UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File No. 001-38145

Fury Gold Mines Limited
(Translation of registrant's name into English)

401 Bay Street, 16th Floor, Toronto, Ontario, Canada, M5H 2Y4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒   Form 40-F  ☐

Exhibits 99.1 to 99.3 included with this report are hereby incorporated by reference into the Registrant’s registration statement on Form F-10 (File no. 333-272658) (the “Registration  Statement”), and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SUBMITTED HEREWITH

Exhibits
99.1	Annual Information Form for the year ended December 31, 2024
99.2	Audited Consolidated Financial statements for the year ended December 31, 2024
99.3	Management’s Discussion & Analysis for the year ended December 31, 2024
99.4	CEO Certification of Annual Filings on Form 52-109F1
99.5	CFO Certification of Annual Filings on Form 52-109F1
99.6	Amended and Restated Arrangement Agreement between the Registrant and Quebec Precious Metals Corporation dated March 6, 2025
99.7	Amending Agreement between the Registrant and Quebec Precious Metals Corporation dated March 24, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2025

Fury Gold Mines Limited

Phil van Staden
Chief Financial Officer